1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2007

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ✓                                         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                          No  ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation;

•	the Company’s ability to complete property developments on time and within budget;

•	fluctuation in property prices and competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•

the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•

the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the proposed rail merger involving the Company and the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of Change of Alternate Director dated April 26, 2007	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: April 27, 2007

Exhibit 1.1

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

Change of Alternate Director

The Company is pleased to announce that Ms. Lee Lai-yee has been appointed to the post of Deputy Secretary for the Environment, Transport and Works (“ET&W”) (Transport) and will, therefore, by virtue of her appointment, become an Alternate Director to the Secretary for ET&W (Dr. Sarah Liao Sau-tung) with effect from 2 May 2007.

The Secretary for ET&W is a non-executive Director of the Company appointed by the Chief Executive (the “Chief Executive”) of the Hong Kong Special Administrative Region (the “HKSAR”) pursuant to the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong) (the “MTR Ordinance”) and has appointed the Deputy Secretary for ET&W as one of its Alternate Directors.

Ms. Lee (aged 49) has not entered into any contract of service with the Company and nor is Ms. Lee appointed for a specific term. She does not receive any emoluments from the Company. Pursuant to the Articles of Association of the Company, Directors appointed by the Chief Executive pursuant to the MTR Ordinance are not required to retire by rotation at the annual general meetings of the Company.

Ms. Lee was not a director of any company listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) during the past three years. Ms. Lee has served in various bureaux and departments of the Government of HKSAR (the “Government”) since 1985. She is a graduate of the University of Hong Kong and holds a Bachelor of Social Science degree.

Ms. Lee is not related to any Directors, senior management or substantial or controlling shareholders of the Company except that she holds the post of Deputy Secretary for ET&W (Transport), and The Financial Secretary Incorporated which holds shares in the Company in trust for the Government, is a controlling shareholder of the Company. As at the date of this announcement, Ms. Lee was not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

In respect of Ms. Lee’s appointment, there is no other information which is discloseable nor is/was she involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions of rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange, and there is no other matter relating to her appointment which needs to be brought to the attention of the shareholders of the Company.

The Company hereby also announces that as Ms. Annie Choi Suk-han ceased to hold the post of Deputy Secretary for ET&W (Transport), she also ceased to be an Alternate Director to the Secretary for ET&W. There is no matter relating to her ceasing to be an Alternate Director of the Company that needs to be brought to the attention of the Company’s shareholders.

By Order of the Board

Leonard Bryan Turk

Secretary

Hong Kong, 26 April 2007

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

*	independent non-executive Directors

**	non-executive Directors

This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.